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                                                      PURSUANT TO RULE 424(B)(1)
                                                      REGISTRATION NO. 333-84173


                            CUMBERLAND BANCORP, INC.
                            SUPPLEMENT TO PROSPECTUS
                             DATED OCTOBER 14, 1999

     On October 14, 1999, we reached a preliminary agreement with Bancshares of Dyer, Inc., a Tennessee bank holding company, in which Bancshares of Dyer would merge with and into us. Under the merger, we expect to issue an aggregate of 521,739 shares of our common stock in exchange for all of the issued and outstanding capital stock of Bancshares of Dyer. We expect to reach a definitive agreement with Bancshares of Dyer before the end of October 1999.

     The principal asset of Bancshares of Dyer is its ownership of approximately 98.4% of the outstanding capital stock of Bank of Dyer, which has an office in Dyer, Gibson County, Tennessee, and operates Bank of Humboldt in Humboldt, Gibson County, Tennessee. The remaining 1.6% shareholders of the Bank of Dyer are primarily Gibson County residents and expect to receive a pro rata portion of the 521,739 shares described above, although the exact mechanism for these shareholders to participate in these transactions has not been finalized.

     We expect the merger of Bancshares of Dyer with and into us to qualify as a pooling of interests, which means that, for accounting and financial reporting purposes, we will treat Bancshares of Dyer and us as if we had always been one company. At December 31, 1998, total assets of Bancshares of Dyer were about $34.8 million, total deposits were about $31.9 million, and stockholders' equity was about $2.4 million. As of August 31, 1999, the total assets of Bank of Dyer were about $38.6 million, total deposits were about $34.3 million, and its stockholders' equity was about $2.7 million.

     Gibson County is located approximately 85 miles northeast of Memphis, Shelby County, Tennessee, and approximately 125 miles due west of Nashville, Davidson County, Tennessee. The merger is contingent upon effective registration with the SEC of shares offered in the transaction under a Registration Statement on Form S-4 and subsequent approval of the shareholders of Bancshares of Dyer as well as state and federal banking regulatory approval.

     This Supplement contains forward-looking statements. These statements, which have been included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, involve risks and uncertainties. Actual results and outcomes with respect to the consummation of the transactions discussed above may differ materially from those discussed in the forward-looking statements.

                The date of this Supplement is October 14, 1999.